December 22, 2014

Via EDGAR
John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tempur Sealy International, Inc.
Form 10-K for the year ended December 31, 2013
Filed February 21, 2014
Form 10-Q for the period ended September 30, 2014
Filed November 7, 2014
File No. 1-31922

Dear Mr. Cash:

This letter sets forth the response of Tempur Sealy International, Inc. (the “Company”) to the comment letter, dated November 24, 2014, of the staff of the Division of Corporation Finance (the “Staff”) to the Company’s Form 10-K for the year ended December 31, 2013, filed February 21, 2014, and Form 10-Q for the period ended September 30, 2014, filed November 7, 2014. In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences.

Form 10-K for the year ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 45
1.    We note your disclosures on page 49 regarding foreign cash repatriated during the year ended December 31, 2013. In light of the Company’s significant borrowings, please tell us and revise your future filings to clarify the extent to which you plan to use both domestic and foreign earnings to service your debt. If you anticipate repatriating undistributed earnings of your foreign subsidiaries to service debt or for any other purposes, please show us how you will revise your future filings to include a statement that you would need to accrue and pay taxes on those foreign earnings if repatriated. If you do not intend to repatriate, please revise your future filings to disclose that expectation.

Response:

As disclosed in the Company's Form 10-K for the fiscal year ended December 31, 2013, in connection with the Sealy acquisition the Company incurred a significant amount of debt and repatriated substantially all of its foreign earnings in a taxable transaction. The Company recorded a tax charge on this repatriation of approximately $52 million. The debt incurred in that transaction included certain intercompany obligations that were part of the repatriation transaction and were appropriately tax affected. The cash received by the domestic subsidiary in satisfaction of this intercompany debt will be available, along with cash generated from domestic operations, to repay the Company’s third-party creditors. The Company believes that the cash received in satisfaction of this intercompany debt and the cash generated from domestic operations will be sufficient to fund its debt requirements. Accordingly, future foreign earnings are expected to be permanently reinvested. Further, as also disclosed in the Form10-K for the year ended December 31, 2013, as result of the taxable transaction the Company's tax basis in its foreign subsidiaries is in excess of its book basis in such subsidiaries. No deferred taxes have been recorded related to this basis difference as it is not apparent that the difference will reverse in the foreseeable future.

The Company will provide additional disclosure in its “Income Taxes” footnote in future filings as follows:

Future earnings of the Company’s foreign subsidiaries are expected to be permanently reinvested.

Form 10-Q for the period ended September 30, 2014

Condensed Consolidated Financial Statements

(13) Commitments and Contingencies, page 24
2.    Please supplementally tell us if there has been any update to the appraisal action which commenced in June 2013. If it is reasonably possible that a loss may have been incurred, please revise your future filings to disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraphs 3 and 4 of ASC 450-20-50.

Response:

This case is still early in the discovery stage. In our existing disclosure we have described how any possible loss would be calculated if the court determines that the merger consideration should have been higher. However, at this stage of the litigation, we do not yet have a basis for estimating the possible loss or range of loss. The Company currently believes the merger consideration was fair therefore the appraised value should be equal to or less than the merger consideration.

In future filings in which this disclosure is required we will provide a statement disclosing the possible loss or range of loss or state that such an estimate cannot be made, depending on the status of the case at that time. Based on the status of the case as of September 30, 2014, that statement would have read substantially as follows:

The Company believes that the merger consideration was fair and the appraised value should be equal to or less than the merger consideration and, therefore, the case lacks merit. The Company intends to defend against the claims vigorously. This matter is at a very preliminary stage, and the outcome is uncertain. As a result, the Company is unable to reasonably estimate the possible loss or range of losses, if any, arising from this litigation, or whether the Company’s applicable insurance policies will provide sufficient coverage for these claims.

(17) Business Segment Information, page 29
3.    You disclose here and in your MD&A that following the Sealy acquisition, you consolidated certain Sealy corporate functions with your corporate functions and that the operating expenses of those corporate functions are now included in the Tempur North America segment. Please show us how you will revise your financial statement footnote disclosures and MD&A in future filings to more clearly explain how this change affected the comparability of your segment operating results. For example, please describe the time period during which this change was made and quantify the impact this change had upon operating income and operating margin for both of the affected segments for all periods presented.

Response:

The Company will revise the “Business Segment Information” footnote and Management’s Discussion & Analysis (MD&A) to reflect:

1.	The time period over which the corporate function consolidation occurred, and

2.	Quantify the impact on operating income and operating margin for both of the affected segments for all periods presented.

The following is the proposed “Business Segment Information” footnote for the year ended December 31, 2014.

The Company operates in three business segments: Tempur North America, Tempur International and Sealy. The Tempur North America segment consists of two U.S. manufacturing facilities and the Tempur North America distribution subsidiaries. The Tempur International segment consists of a manufacturing facility in Denmark, whose customers include all of the distribution subsidiaries and third party distributors outside of the Tempur North America and Sealy segments. The Sealy segment consists of company-owned and operated bedding and component manufacturing facilities located around the world, along with distribution subsidiaries, joint ventures, and licensees. The Company evaluates segment performance based on net sales and operating income.

The Company has historically included in its Tempur North America segment certain corporate operating expenses. Immediately following the Sealy Acquisition in March 2013, the Company began to transfer oversight of certain Sealy segment corporate functions to personnel within the Tempur North America segment. This transition has continued throughout 2014. As a result, the operating expenses of those corporate functions have been included in the Tempur North America segment. The transition of the Company’s corporate functions has increased operating expenses in the Tempur North America segment and has decreased operating expenses in the Sealy segment. Corporate operating expenses included in the Tempur North America segment for the year ended December 31, 2014, 2013 and 2012 were $X.X million, $83.0 million and $58.0 million, respectively.

The following is the proposed addition to the MD&A for the Tempur North America segment summary discussion for the year ended December 31, 2014 compared to the year ended December 31, 2013.

We have historically included in our Tempur North America segment certain corporate operating expenses. Immediately following the Sealy Acquisition in March 2013, we began to transfer oversight of certain Sealy segment corporate functions to personnel within the Tempur North America segment. This transition has continued throughout 2014. As a result, the operating expenses of those corporate functions are now included in the Tempur North America segment, which increased operating expenses in our Tempur North America segment and decreased operating expenses in our Sealy segment. This transition increased operating expenses in our Tempur North America segment by $X.X million for the year ended 2014 as compared to the period March 18, 2013 through December 31, 2013 and unfavorably impacted the Tempur North America operating margin by XXX basis points.

The following is the proposed addition to the MD&A for the Sealy segment summary discussion for the year ended December 31, 2014 compared to the year ended December 31, 2013.

We have historically included in our Tempur North America segment certain corporate operating expenses. Immediately following the Sealy Acquisition in March 2013, we began to transfer oversight of certain Sealy segment corporate functions to personnel within the Tempur North America segment. This transition has continued throughout 2014. As a result, the operating expenses of those corporate functions are now included in the Tempur North America segment, which increased operating expenses in our Tempur North America segment and decreased operating expenses in our Sealy segment. This transition decreased operating expenses in our Sealy segment by $X.X million for the year ended 2014 as compared to the period March 18, 2013 through December 31, 2013 and favorably impacted the Sealy operating margin by XXX basis points.

We note that these proposed updates to our “Business Segment Information” footnote and MD&A have been drafted assuming there are no changes in our reportable segments. We continue to evaluate our segment reporting considering the ongoing integration and consolidation of the Sealy business into our operations and any resulting changes in how we manage and operate the business. To the extent any changes are made, similar disclosures will be incorporated in future filings, as appropriate.

Management’s Discussion and Analysis…, page 40

Consolidated Summary – Net sales and gross profit, page 46
4.    You disclose in several places throughout your filing (including page 46) that the Sealy segment operates at a lower gross margin than your other two segments and thus your consolidated gross margins have been negatively impacted as Sealy’s net sales have increased as a percentage of net sales. Please show us how you will revise your future filings to disclose the extent to which you expect this trend to continue and explain the specific business reasons why the Sealy segment operates at a lower gross margin than your other segments.

Response:

The Company will revise the MD&A for the year ended December 31, 2014 compared to the year ended December 31, 2013 to reflect:

1.	The extent to which we expect the Sealy gross margin impact on consolidated gross margin trend to continue, and

2.	Explain the specific business reasons why the Sealy segment operates at a lower gross margin than our other segments.

The following is the proposed revision to the MD&A, Factors That Could Impact Results of Operations, Gross Margins, for the year ended December 31, 2014.

Gross Margins

Our gross margin is primarily impacted by the relative amount of net sales between our business segments. The Sealy segment operates at a significantly lower gross margin than the Tempur North America and Tempur International segments. Our Sealy segment has lower gross margins as its mattress products range from value to premium priced offerings. Gross margins are typically higher on premium compared to value priced mattresses. Our Tempur North America and Temper International segments offer exclusively premium priced mattresses. Additionally, our Tempur North America gross margin has historically been lower than that of our Tempur International segment.

If Sealy's net sales increase as a percentage of total net sales, our gross margin will be negatively impacted. We acquired Sealy on March 18, 2013, and 2014 was the first fiscal year that included a full year of Sealy sales. Sealy’s net sales were XX.X% and 45.2% of our total net sales during 2014 and 2013, respectively. Due to Sealy’s increase as a percentage of our total net sales in 2014, our gross margin was adversely impacted in 2014 as compared to 2013. We expect this negative impact on gross margin to continue in the future, primarily resulting from the anticipated growth of Sealy products sold through our Tempur International segment, which will continue to unfavorably impact our gross margin as Sealy’s net sales increase as a percentage of total net sales. We expect the increase in sales of Sealy products sold through our Tempur International segment will have minimal impact on our consolidated gross margin as compared to the current year impact for 2014 as compared to 2013.

Our gross margin is also impacted by fixed cost leverage; the cost of raw materials; operational efficiency; product, channel and geographic mix; volume incentives offered to certain retail accounts; and costs associated with new product introductions. Future increases in raw material prices could have a negative impact on our gross margin if we are unable to offset them through price increases or cost productivity initiatives. Our gross margin can also be impacted by our operational efficiencies, including the particular levels of utilization in our manufacturing facilities. If we increase our net sales significantly, the effect of this operating leverage could have a significant positive impact on our gross margin. Conversely, if we experience significant decreases in our net sales, the effect of this operating deleverage could have a significant negative impact on our gross margin. Our margins are also impacted by the growth in our Retail channel as sales in our Retail channel are at wholesale prices whereas sales in our Direct channel are at retail prices.

Consolidated Summary – Operating income, page 48
5.    We note that integration expenses were $18 million during the nine months ended September 30, 2013 and $23.3 million during the nine months ended September 30, 2014. Please show us how you will revise your future filings to more clearly explain what types of costs are included in this line item. Please also show us how you will revise your future filings to quantify the extent to which you expect to incur additional integration costs as well as the time period over which you expect these costs to continue.

Response:

The Company will revise the MD&A for the year ended December 31, 2014 compared to the year ended December 31, 2013 to explain:

1.	What types of costs are included in the integration expense line item, and

2.	Quantify the extent to which we expect to incur additional integration costs as well the time period over which we expect to these costs to continue.

The following is the proposed addition to the MD&A for the Consolidated Summary, Operating Income discussion for the year ended December 31, 2014 compared to the year ended December 31, 2013.

Year ended December 31, 2014 compared to year ended December 31, 2013

During the year ended December 31, 2014, we incurred $XX.X million of integration expenses in connection with the Sealy Acquisition. During the year ended December 31, 2013, we incurred $25.9 million of transaction expenses and $18.7 million of integration expenses in connection with the Sealy Acquisition. Integration expenses include legal and other professional fees, domestic distribution network transition expenses, employee-related transition expenses and other expenses incurred to facilitate the integration and alignment of the legacy Tempur and Sealy businesses. We currently expect integration activities to continue through 2015 and 2016 as we transition the domestic distribution network and introduce our Sealy products in the Tempur International segment. However, we expect the level of integration expense to continue to decrease over this time period.

___________________

In providing these responses, the Company confirms the following:

•	it is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (859) 455-1221 or John R. Utzschneider of Morgan, Lewis & Bockius LLP at (617) 951-8852.
Sincerely,

/s/ Dale E. Williams

Dale E. Williams
Executive Vice President and Chief Financial Officer

cc:	Bhaskar Rao, Chief Accounting Officer and Senior Vice President, Finance
Lou H. Jones, Executive Vice President and General Counsel
John R. Utzschneider, Morgan, Lewis & Bockius LLP